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                                                                      Exhibit 99

                                 VOXWARE, INC.
             Important Factors Regarding Forward-Looking Statements

   In addition to other information in this annual report on Form 10-K, the following risk factors should be carefully considered in evaluating the company and its business because such factors currently have a significant impact in the company's business, operating results or financial condition. This Form 10-K contains forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Form 10-K. As used in this exhibit, "we" and "us" and "our" refer to Voxware, Inc. and its subsidiary.

If we continue to incur operating losses, we may be unable to continue our operations.

   We have incurred losses since we started our company in August 1993. As of June 30, 2000, we had an accumulated deficit of $22,548,000. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. We incurred net losses of approximately $2,867,000 in fiscal 1996, $6,859,000 in fiscal 1997, $4,894,000 in fiscal
1998, $4,286,000 in fiscal 1999 and $2,245,000 in fiscal 2000. In addition, we expect to continue to incur net losses in at least the near term quarters. Our future profitability depends on our ability to obtain significant customers for our products, to respond to competition, to introduce new and enhanced products and to successfully market and support our products. We cannot assure you that we will achieve or sustain significant sales or profitability in the future.

If we are unsuccessful in managing our recently acquired business, we will be unable to grow the business and generate revenues and profits.

   In February 1999, we acquired from Verbex the assets and technology relating to our business of selling speech recognition-based products for the warehousing and manufacturing markets and other industrial markets. In September 1999, we also sold the assets relating to our prior business of licensing speech coding and audio compression technologies. We therefore have very limited operating history and experience in our primary line of business. In particular, most of our senior management, including Dr. Bathsheba J. Malsheen, our President and Chief Executive Officer, have been operating the Verbex business only since February 1999. Accordingly, we cannot assure you that our management will be effective in operating our business in order to generate substantial revenues, or operating or net income.

If we don't develop or acquire and introduce new and enhanced products on a timely basis, our products may be rendered obsolete.

   The markets for our speech recognition products and technologies are characterized by rapidly changing technology. The introduction of products by others based on new or more advanced technologies could render our products obsolete and unmarketable. Therefore, our ability to build on our existing technologies and products to develop and introduce new and enhanced products in a cost effective and timely manner will be a critical factor in our ability to grow and compete. We cannot assure you that we will develop new or enhanced products successfully and in a timely manner. Further, we cannot assure you that new or enhanced products will be accepted by the market. Our failure to develop new or enhanced products, including our failure to develop or acquire the technology necessary to do so, would have a material, adverse effect on our business.

If our competitors introduce better or cheaper products, our products may not be profitable to sell or to continue to develop.

   The business in which we engage is highly competitive. Success is influenced by advances in technology, product improvements and new product introductions, as well as marketing and distribution capabilities, and
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price competition. Failure to keep pace with product and technological advances could adversely affect our competitive position and prospects for growth. Our products compete with those being offered by larger, traditional computer industry participants who have substantially greater financial, technical, marketing and manufacturing resources than us. We cannot assure you that we will be able to compete successfully against these competitors or that competitive pressures faced by us would not adversely affect our business or operating results.

If we cannot integrate our speech recognition products with other components of customer systems, we may not be able to sell our products.

   Although state-of-the-art speech recognition technology is important to generating sales in our target markets, other components of a voice-based system are also necessary. Our products must be easily integrated with customers' asset management and information systems. The ability to incorporate speech recognition products into customers' systems quickly and without excessive cost or disruption will be a key factor in our success. We do not now possess all the necessary components. Acquisitions, joint ventures or other strategic relationships may be required for us to develop or obtain access to the necessary components to achieve market penetration. We cannot assure you that our efforts will be successful and, to the extent we are unsuccessful, our business may be materially, adversely affected.

If our third-party partners do not effectively market and service our products, we will not generate significant revenues or profits from sales of our products.

   We expect to utilize third parties, such as consultants, value added resellers, or VARs, and system integrators, to sell and/or assist us in selling our products. To date, we have signed agreements with several of these third-party partners. We believe that the establishment of a network of third-party partners with extensive and specific knowledge of the various applications critical in the industrial market is important for us to succeed in that market. Some third-party partners also purchase products from us at a discount and incorporate them into application systems for various target markets, and/or consult us in the development of application systems for end users. For the foreseeable future, we may sell fewer products if we cannot attract and retain third-party partners to sell and service our products effectively and that provide timely and cost-effective customer support. An increasing number of companies compete for access to the types of partners we use. Our current arrangements with third-party partners generally may be terminated by either party at any time upon 30 days prior written notice. We cannot assure you that our partners will continue to purchase and re-sell our products or provide us with adequate levels of support. If our partner relationships are terminated or otherwise disrupted our operating performance and financial results will be adversely affected.

If our speech recognition products are not adopted for use in our target markets, it will be difficult for us to generate revenues and profits.

   The speech industry is relatively new and rapidly evolving. Accordingly, it is difficult to accurately predict demand and market acceptance for our recently introduced products. The speech industry currently has a limited number of proven products and popular perceptions about the use of speech recognition products (including reliability, cost, ease-of-use and quality) may impact the growth of the market for such products. While we believe that speech recognition technology offers significant advantages over competing products for a broad range of warehouse and industrial applications, we cannot assure you that the market for voice-based products will grow significantly or that our products will become widely accepted. Therefore, it is difficult to predict the size and future growth rate, if any, of this market. If the market for our products does not develop or if our new products do not achieve market acceptance, our future financial results will be adversely affected.

If we are unable to raise additional capital in the future, we will be unable to continue our product development, marketing and business generally.

   In the future, we will need to raise substantial additional capital to fund operations, including product development and marketing. Funding from any source may not be available when needed or on favorable
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terms. If we cannot raise adequate funds to satisfy our capital requirements, we may have to limit, delay, scale-back or eliminate product development programs or marketing or other activities. We might be forced to sell or license our technologies. Any of these actions might harm our business. We cannot assure you that any additional financing will be available or, if available, that the financing will be on terms favorable to us. If financing is obtained, the financing may be dilutive to our current stockholders.

If we cannot attract and retain management and other personnel with experience in the areas of our business focus, we will not be able to manage and grow our business.

   We have been developing and selling our speech recognition products and technologies only since February 1999. Since that time, we have been hiring personnel with skills and experience relevant to the development and sale of these products and technologies. If we cannot continue to hire such personnel and to retain any personnel hired, our ability to operate our business profitably will be materially adversely affected. Competition for qualified personnel is intense and we cannot assure you that we will be able to attract, assimilate or retain qualified personnel.

If our VoiceLogistics family of products is not successful in the market, we will not be able to generate substantial revenues or achieve profitability.

   Our success is substantially dependent on the success of our VoiceLogistics family of products. Sales of our older generation voice-based products accounted for approximately 28% of our net revenue in fiscal 1999 and approximately 47% of our net revenue in fiscal 2000. If our VoiceLogistics products are accepted by the market, these products will account for a large percentage of our net revenue in the future. We do not currently have any other products which are expected to generate significant revenues, other than our older generation voice-based products and our VoiceLogistics products. If our products are unsatisfactory, or if we are unable to generate significant demand for these products, or we fail to develop other significant products, our business will be materially and adversely affected.

If we cannot protect our proprietary rights and trade secrets or if we are found to be infringing on the patents and proprietary rights of others, our business would be substantially harmed.

   Our success depends in part on our ability to protect the proprietary nature of our products, preserve our trade secrets and operate without infringing the proprietary rights of others. If others obtain and copy our technology or others claim that we are making unauthorized use of their proprietary technology, we may get involved in lengthy and costly disputes to resolve questions of ownership of the technology. If we are found to be infringing on the proprietary rights of others, we could be required to seek licenses to use necessary technology. We cannot assure you that licenses of third-party patents or proprietary rights would be made available to us on acceptable terms, if at all. In addition, the laws of certain countries may not protect our intellectual property. To protect our proprietary rights, we seek patents and we enter into confidentiality agreements with our employees and consultants with respect to proprietary rights and unpatented trade secrets. We cannot assure you that patent applications in which we hold rights will result in the issuance of patents. We cannot assure you that any issued patents will provide significant protection for our technology and products. In addition, we cannot assure you that others will not independently develop competing technologies which are not covered by our patents. We cannot assure you that confidentiality agreements will provide adequate protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosures. Any unauthorized disclosure and use of our proprietary technology would have a material adverse effect on our business.

The price of our common stock has been highly volatile due to factors that will continue to affect the price of our stock.

   Our common stock closed as high as $12.50 and as low as $1.25 per share between January 3, 2000 and August 15, 2000. Historically, the over-the-counter markets for securities such as our common stock have experienced extreme price fluctuations. Some of the factors leading to this volatility include:

  . Fluctuations in our quarterly revenue and operating results;
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  . Announcements of product releases by us or our competitors;

  . Announcements of acquisitions and/or partnerships by us or our competitors; and

  . Increases in outstanding shares of common stock upon exercise or conversion of derivative securities.

   These factors may continue to affect the price of our common stock in the future.

If the trading price of our common stock falls, our stockholders could experience substantial dilution as result of the terms of our series A preferred stock and a warrant issued in a private placement in August 2000.

   We issued 4,000 shares of our series A preferred stock and a common stock purchase warrant to Castle Creek Technology Partners LLC in a private placement on August 15, 2000. The number of shares of common stock issuable by us upon conversion of the series A preferred stock and exercise of the warrant can increase substantially in certain events. If these events were to occur, we would not receive any additional payment from the holders of the series A preferred stock and the warrant for the additional shares. Any increase in the number of shares of common stock issuable may result in a decrease in the value of the outstanding shares of common stock.

   The series A preferred stock is initially convertible into 1,322,314 shares of our common stock and the warrant is initially exercisable for 727,273 shares of our common stock. The number of shares of common stock which we must issue upon conversion of the series A preferred stock may increase substantially in the following events:

  . if the market prices of our common stock are generally lower during the 45 day period following the later of (i) 271 days after the effective date of a registration statement covering the resale of the shares of common stock and (ii) August 15, 2001, than the market price of our common stock as of August 15, 2000;

  . if we do not allow conversion of the shares of series A preferred stock or we fail to deliver a stock certificate for common stock within the required time periods after we receive notice of an intent to convert the series A preferred stock;

  . if a registration statement relating to the resale of the shares of common stock has not been declared effective on or before February 10, 2001, or if we fail to maintain the effectiveness of such registration statement or adequately update such registration statement; and

  . if we issue securities at a price below the conversion price of the series A preferred stock, which is initially $3.025, or at prices below the prevailing market price at the time of issuance.

   The number of shares of common stock which we must issue upon exercise of the warrant may increase substantially in the following events:

  . if the market price of our common stock on November 15, 2001 is lower than the market price of our common stock as of August 15, 2000; and

  . if we issue securities at a price below the exercise price of the warrant, which is initially $3.4375, or at prices below prevailing market price at the time of issuance.

   The perceived risk of dilution or any actual dilution occasioned by series A preferred stock or the warrant may cause our stockholders to sell their shares, which would contribute to the downward movement in stock price of the common stock. In addition, the significant downward pressure on the trading price of the common stock could encourage investors to engage in short sales, which would further contribute to the downward spiraling price of the common stock.
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   The perceived risk of dilution or any actual dilution occasioned by the conversion of series A preferred stock or the warrant, could also make it difficult to obtain additional financing. New investors could either decline to make an investment in Voxware due to the potential negative effect of the dilution on a potential investment or require that their investment be on terms at least as favorable as the terms of the series A preferred stock and the warrant.

   Future sales of our common stock in the public market could adversely affect the price of our common stock.

   Sales of substantial amounts of our common stock in the public market that is not currently freely tradable, or even the potential for such sales, could impair the ability of our stockholders to recoup their investment or make a profit. As of August 15, 2000, these shares consist of:

  . approximately 128,718 shares of common stock owned by our executive officers and directors;

  . approximately 650,000 shares of common stock issued to a certain stockholder;

  . up to 2,850,412 shares of common stock issuable upon conversion of the series A preferred stock; and

  . approximately 1,115,273 shares issuable to warrant and option holders.

If the holder of the series A preferred stock and the warrant elects to have the series A preferred stock and the warrant assumed by a potential acquirer of Voxware, the acquirer could be deterred from completing the acquisition.

   The series A preferred stock and the warrant permit the holder to elect to have their shares of series A preferred stock and the warrant remain outstanding after an acquisition of Voxware, and to have the acquirer assume all of our obligations to the holder. This could deter a potential acquirer from completing an acquisition of Voxware.

   Among our obligations which an acquirer might be forced to assume which would act as a deterrent are:

  . the price adjustment provisions which could have an adverse effect on the market value of the acquirer's outstanding securities;

  . the obligation to register the re-sale of the common stock issuable upon conversion of the series A preferred stock and the warrant which could result in the sale of a substantial number of shares in the market;

  . the obligation to pay dividends on the series A preferred stock;

  . the obligation to pay the holders of series A preferred stock the amount invested plus accrued dividends before any other stockholder receives any payment if we are liquidated; and

  . the obligation to seek the consent of the holders of the series A preferred stock before we can issue securities which have senior or equal rights as the series A preferred stock, sell all or substantially all of our assets, or take other actions with respect to the series A preferred stock or securities which have less rights than the series A preferred stock.

If our common stock is removed from the Nasdaq Stock Market, the marketability of our common stock will be decreased substantially.

   Our common stock is currently traded on the National Market segment of The Nasdaq Stock Market. There can be no assurance that our common stock will maintain the minimum bid price and continue to be listed on Nasdaq. In addition, in order to maintain our Nasdaq listing, we are required to comply with Nasdaq's guidance on "future priced securities." The guidance relates to Nasdaq listing maintenance requirements which limit the number of shares of common stock. We believe that the series A preferred stock and the warrant to Castle Creek contain the required limits and do not violate these criteria. The requirements for continued listing on such market include, among other things, a requirement that our common stock maintain a minimum bid price of $1.00 per share. Our stock has traded at prices below $1.00 per share in the past. Any removal from Nasdaq would have a material adverse effect on both the price and the liquidity of our common stock.